ING USA Annuity and Life Insurance Company
and its Separate Account B

ING Focus Variable Annuity

Supplement dated April 17, 2007 to the
Contract Prospectus and Statement of Additional Information,
each dated April 28, 2006, as supplemented

This supplement updates certain information contained in your Contract Prospectus and Statement of Additional Information (SAI). Please read it carefully and keep it with your current Contract Prospectus and SAI for future reference.

Effective April 28, 2007, the ING American Century Select Portfolio (Initial Class) and (Service Class) will merge into the ING BlackRock Large Cap Growth Portfolio (Initial Class) and (Class S), respectively. After the close of business on April 27, 2007, all existing account balances invested in the ING American Century Select Portfolio (Initial Class) and (Service Class) will be transferred to the ING BlackRock Large Cap Growth Portfolio (Class I) and (Class S), respectively. The ING BlackRock Large Cap Growth Portfolio (Class S) will be added to your contract on April 30, 2007, and if you are currently invested in the ING American Century Select Portfolio (Initial Class), the ING BlackRock Large Cap Growth Portfolio (Class I) will be added to your contract on April 30, 2007. Class I shares of this fund are closed for further investment.

Unless you provide us with alternative allocation instructions, all future allocations directed to the ING American Century Select Portfolio (Service Class) after the date of the merger will be automatically allocated to the ING BlackRock Large Cap Growth Portfolio (Class S). You may give us alternative allocation instructions at any time by contacting our service center at:

> Customer Service Center
> P.O. Box 9271
> Des Moines, Iowa 50306-9271
> 1-800-366-0066

See also the Transfers Among Your Investments section of the Contract Prospectus for further information about making fund allocation changes.